UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Zeta Global Holdings Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98956A105

(CUSIP Number)

March 28, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided for in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98956A105	Schedule 13G	Page 2 of 11

1	NAME OF REPORTING PERSONS Greenhill Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,451,531 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,451,531 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,451,531 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.35%
12	TYPE OF REPORTING PERSON* PN

(1)

The general partner of Greenhill Capital Partners III, L.P. is GCP Managing Partner III, L.P. (“GCP III GP”) and the general partner of GCP III GP is GCP Managing Partner III GP, LLC, which has sole voting and investment power. Robert Niehaus, Frank Pottow, Boris Gutin, and Cyrus Hormazdi are the members of the investment committee of GCP Capital Partners, LLC, the investment manager of each of the Reporting Persons, and share such powers.

CUSIP No. 98956A105	Schedule 13G	Page 3 of 11

1	NAME OF REPORTING PERSONS Greenhill Capital Partners (Cayman Islands) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 871,958(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 871,958(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,958(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.46%
12	TYPE OF REPORTING PERSON* PN

(1)

The general partner of Greenhill Capital Partners (Cayman Islands) III, L.P. is GCP III GP and the general partner GCP III GP. is GCP Managing Partner III GP, LLC, which has sole voting and investment power. Robert Niehaus, Frank Pottow, Boris Gutin and Cyrus Hormazdi are the members of the investment committee of GCP Capital Partners, LLC, the investment manager of each of the Reporting Persons, and share such powers.

CUSIP No. 98956A105	Schedule 13G	Page 4 of 11

1	NAME OF REPORTING PERSONS Greenhill Capital Partners (GHL) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 804,081(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 804,081(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 804,081(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.42% (1)
12	TYPE OF REPORTING PERSON* PN

(1)

The general partner of Greenhill Capital Partners (GHL) III, L.P. is GCP III GP and the general partner GCP III GP is GCP Managing Partner III GP, LLC, which has sole voting and investment power. Robert Niehaus, Frank Pottow, Boris Gutin and Cyrus Hormazdi are the members of the investment committee of GCP Capital Partners, LLC, the investment manager of each of the Reporting Persons, and share such powers.

CUSIP No. 98956A105	Schedule 13G	Page 5 of 11

1	NAME OF REPORTING PERSONS Greenhill Capital Partners (Employees) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,856,582(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,856,582(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,856,582(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.98% (1)
12	TYPE OF REPORTING PERSON* PN

(1)

The general partner of Greenhill Capital Partners (Employees) III, L.P. is GCP III GP and the general partner GCP III GP is. Is GCP Managing Partner III GP, LLC, which has sole voting and investment power. Robert Niehaus, Frank Pottow, Boris Gutin and Cyrus Hormazdi are the members of the investment committee of GCP Capital Partners, LLC, the investment manager of each of the Reporting Persons, and share such powers.

CUSIP No. 98956A105	Schedule 13G	Page 6 of 11

1	NAME OF REPORTING PERSONS GCP Capital Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 837,289(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 837,289(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,289(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.44% (1)
12	TYPE OF REPORTING PERSON* PN

(1)

The general partner of GCP Capital Partners IV, L.P.is GCP Managing Partner IV, L.P. (“GCP IV GP”) and the general partner of GCP IV GP is GCP Managing Partner IV GP, LLC, which has sole voting and investment power. Robert Niehaus, Frank Pottow, Boris Gutin and Cyrus Hormazdi are the members of the investment committee of GCP Capital Partners, LLC, the investment manager of each of the Reporting Persons, and share such powers.

CUSIP No. 98956A105	Schedule 13G	Page 7 of 11

1	NAME OF REPORTING PERSONS GCP Capital Partners (Cayman) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,770(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,770(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,770(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.01% (1)
12	TYPE OF REPORTING PERSON* PN

(1)

The general partner GCP Capital Partners (Cayman) IV, L.P. .is GCP IV GP and the general partner of GCP IV GP is GCP Managing Partner IV GP, LLC, which has sole voting and investment power. Robert Niehaus, Frank Pottow, Boris Gutin and Cyrus Hormazdi are the members of the investment committee of GCP Capital Partners, LLC, the investment manager of each of the Reporting Persons, and share such powers.

CUSIP No. 98956A105	Schedule 13G	Page 8 of 11

Item 1(a)	Name of Issuer.

Zeta Global Holdings Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

3 Park Avenue, 33rd Floor

New York, NY 10016

Item 2(a)	Name of Person Filing.

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Greenhill Capital Partners III, L.P.

2.	Greenhill Capital Partners (Employees) III, L.P.

3.	Greenhill Capital Partners (GHL) III, L.P.

4.	Greenhill Capital Partners (Cayman Islands) III, L.P.

5.	GCP Capital Partners (Cayman) IV, L.P.

6.	GCP Capital Partners IV, L.P.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

The principal business address of each of the Reporting Persons is as follows:

600 Lexington Avenue, 31st Floor

New York, NY 10022

Item 2(c)	Citizenship or Place of Organization.

See responses to Item 4 on each cover page.

Item 2(d)	Title of Class of Securities.

Class A Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number.

98956A105

CUSIP No. 98956A105	Schedule 13G	Page 9 of 11

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________

Item 4	Ownership.

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

CUSIP No. 98956A105	Schedule 13G	Page 10 of 11

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

CUSIP No. 98956A105	Schedule 13G	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2024

Greenhill Capital Partners III, L.P.

By:	/s/ Boris Gutin
Name:	Boris Gutin
Title:	Managing Director

Greenhill Capital Partners (Employees) III, L.P.

By:	/s/ Boris Gutin
Name:	Boris Gutin
Title:	Managing Director

Greenhill Capital Partners (GHL) III, L.P.

By:	/s/ Boris Gutin
Name:	Boris Gutin
Title:	Managing Director

Greenhill Capital Partners (Cayman Islands) III, L.P.

By:	/s/ Boris Gutin
Name:	Boris Gutin
Title:	Managing Director

GCP Capital Partners (Cayman) IV, L.P.

By:	/s/ Boris Gutin
Name:	Boris Gutin
Title:	Managing Director

GCP Capital Partners IV, L.P.

By:	/s/ Boris Gutin
Name:	Boris Gutin
Title:	Managing Director